September 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abe Friedman

  Doug Jones

Re:	Ozon Holdings PLC

              Form 20-F for Fiscal Year Ended December 31, 2021

              Filed on May 2, 2022

              File No. 001-39713

Dear Mr. Friedman and Mr. Jones:

This letter sets forth the responses of Ozon Holdings PLC (the “Company”) to the comments contained in your letter, dated August 10, 2022, relating to the Annual Report on Form 20-F filed by the Company on May 2, 2022 (the “Annual Report”). The comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) are set forth in bold italicized text below, and the Company’s responses are set forth in plain text immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Annual Report.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

Key Indicators of Financial and Operating Performance, page 87

1.

Refer to your response to comment 3. We note you present “gross profit” in your filing. Pursuant to Item 10(e)(1)(i)(B) of Regulation S-K, non-GAAP measures are to be reconciled to the most directly comparable GAAP measure. It is the staff’s position gross profit can be the most directly comparable GAAP measure under the circumstances even if it is not presented in the financial statements. Pursuant to Item 10(e)(1)(i)(A) and Question 102.10 of the staff’s “Non-GAAP Financial Measures” Compliance and Disclosure Interpretations, the most directly comparable GAAP measure starts the reconciliation. Please revise your presentation accordingly.

In response to the Staff’s comment, in future filings the Company will revise the reconciliation for Contribution (Loss)/Profit by starting the reconciliation with the “gross profit” line item.

September 1, 2022

2.

You compute “gross profit” as “sales of goods” plus “service revenue” less “cost of sales.” It appears cost of sales is associated with sales of goods. Accordingly, it does not appear your gross profit measure is fully representative of a total gross profit measure because it does not include the cost of service revenue. Please advise us what your cost of service revenue consists and revise your presentation as appropriate.

The Company respectfully advises the Staff that the Company defines cost of sales as the purchase price of consumer products, supplier rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing and the costs of obtaining and supporting contracts with sellers on its Marketplace. International Financial Reporting Standards, including International Accounting Standard 1 Presentation of Financial Statements (“IAS 1”), do not provide a definition of “cost of sales” or a single set of rules on how and on what basis to organize expenses by their function. Paragraph 103 of IAS 1 emphasizes that “allocating costs to functions may require arbitrary allocations and involve considerable judgement.” Paragraph 101 of IAS 1 states that “expenses are subclassified to highlight components of financial performance that may differ in terms of frequency, potential for gain or loss and predictability.”

Through its platform and fulfillment and logistics network, the Company operates Direct Sales business, where the Company purchases and holds inventory for a selection of products in its fulfillment centers to be sold directly to buyers, and Marketplace business, where the Company gives sellers an opportunity to sale their merchandise using one of the three logistics models: the FBO model, the FBS model and the Storefront model (as described on page 61 of the Annual Report). All products sold by sellers through the Marketplace business, as well as the products sold by the Company through its Direct Sales business, are fulfilled at the Company’s fulfillment centers and channeled to the relevant sorting hubs. From the Company’s sorting hubs, parcels are delivered to buyers through the Company’s various last-mile delivery channels. Expenses related to the Company’s fulfillment and logistics network are included in fulfillment and delivery expenses.

Based on the Company’s accounting policy, the grouping of expense items into cost of sales depends on whether such expense item is directly attributable to individual items of own products sold via the platform, or to individual services (including commissions and other auxiliary services) rendered to sellers in connection with a sale of an individual item of their products through the Company’s platform. These items include not just cost of sales items, but also cost of service revenue items.

Based on its judgment, the Company therefore identified and included in cost of sales the following expense items which are directly attributable to such individual sales or service items: cost of products, cost of travel ticketing and the costs of obtaining and supporting contracts with sellers on the Company’s Marketplace. Other expenses attributable to Marketplace sales process are aggregated within the fulfillment and delivery expenses. The fulfillment and delivery expenses are tracked on the basis of different units depending on the fulfillment and logistics process stage (e.g., on the level of orders, parcels or cost centers), which do not allow for a direct differentiation between sales of own products and services in connection with sellers’ products; therefore, an allocation of such expenses between cost of services rendered to sellers and selling costs of own product would require arbitrary and judgmental allocations. The Company believes that such allocations would result in a less transparent, and even potentially misleading, presentation of the Company’s operating performance.

The current approach to composition of cost of sales provides a transparent view on direct incremental costs of revenue, which helps to bring the Company’s Direct Sales and Marketplace businesses to a single metric of profitability. In addition, to provide investors with a transparent view on its margin, the Company presents both the gross profit metric and

September 1, 2022

Contribution (Loss)/Profit, which, the Company believes, gives the complete and fair view on the Company’s profitability. The Company believes that, based on its experience interacting with its investors and industry analysts, such a presentation is convenient for the investors and relevant to their needs.

In response to the Staff’s comment, in future filings the Company will expand its definition of “cost of sales” to state that it includes expense items that are directly attributable to individual items of own products sold via its platform, or to individual services (including commissions and other auxiliary services) rendered to sellers in connection with a sale of an individual item of their products through the Company’s platform.

B. Liquidity and Capital Resources

Cash Flows, page 97

3.

Refer to your response to comment 5. You state high uncertainties exist regarding your future operating cash flows. It appears you should disclose this in accordance with Item 5.D of Form 20-F. Please revise your disclosure accordingly.

The Company respectfully advises the Staff that Item 5.D on page 99 of the Annual Report sets out that due to the geopolitical crisis surrounding Ukraine and the significant and in many ways unprecedented nature of the sanctions adopted in response, it is possible that further developments, or developments unknown to the Company, may also have a material adverse impact on the Company’s business, financial condition and results of operations. In addition, as disclosed in Item 5.A on page 86 of the Annual Report, the imposed sanctions in response to the ongoing geopolitical crisis surrounding Ukraine and their impact on the Russian economy may have a significant impact on the Company’s ability to achieve profitability or its other financial objectives in the timeline the Company anticipates.

In response to the Staff’s comment, in future filings the Company will explicitly refer to the uncertainties regarding future operating cash flows, if any, in Item 5.D of Form 20-F.

* * * * *

The Company hopes that this letter fully responds to the Staff’s inquiries. If you have any questions or require additional information, please do not hesitate to contact me or James C. Scoville at Debevoise & Plimpton LLP at +44 20 7786 9010 or by email (jcscoville@debevoise.com).

Very truly yours,

/s/ Igor Gerasimov

Igor Gerasimov

Chief Financial Officer, Executive Director

cc:	James C. Scoville, Debevoise & Plimpton LLP

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